SWENSEN & ANDERSEN

                    A Professional Limited Liability Company

                                Attorneys at Law
James G. Swensen, Jr.                           136 South Main Street, Suite 318
email: jswensen@esalaw.com                            Salt Lake City, Utah 84101
also admitted in California
                                                        Telephone:  801-364-7500
                                                      Facsimile:    801-364-7510

                                                 February 8, 2006
Ms. Abby Adams
Mr. Daniel Duchovny
Mail Stop: 3561
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 "F" Street, N.E.
Washington, D.C.  20549-0303

         Re:      ITEC Attractions, Inc.
                  Schedule 14C - Preliminary Information Statement

Dear Ms. Adams and Mr. Duchovny:

         This letter is in response to Ms. Adams letter dated February 1, 2006 containing comments on the Schedule 14C Preliminary Information Statement of ITEC Attractions, Inc. (the "Company"). The responses contained herein are numbered to correspond with the numbered paragraphs of your letter.

1. General. The Schedule 14C amendment and a redlined copy showing changes from the prior submission have been filed as linked documents in a single submission. Hopefully this works in the context of EDGAR.

2. Background of the Reverse Stock Split, page 8. Please refer to the revised section "SPECIAL FACTORS - Background of the Reverse Stock Split" contained in
Schedule 14C, at page 8, for a more organized discussion of events leading up to the approval of the reverse stock split. Please refer to the revised section "THE REVERSE STOCK SPLIT - Source of Funds and Financial Effects of the Reverse Stock Split" contained in Schedule 14C, at page 24, for additional discussion of the redemptions of the Company's shares from Dynatronics Corporation and Mr. Tellefsen.

3. Determination by the Board of Directors, page 15. The going private transaction was determined to be substantively and procedurally fair by the Board of Directors and the Filing Persons. The determination by the Board of Directors is addressed in revised sections "SPECIAL FACTORS - Fairness of the Reverse Stock Split: Determination by the Board of Directors," "SPECIAL FACTORS
- Fairness of the Reverse Stock Split: Summary of Factors Reviewed to Determine Fairness of Fractional Share Purchase Price" and "SPECIAL FACTORS

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

- Additional Factors Considered by the Board of Directors in Approving the Reverse Stock Split" contained in Schedule 14C, at pages 16-21. The consideration by the Board of Directors of the procedural factors set forth in
Item 1014(c), (d) and (e) of Regulation M-A is addressed in revised section "SPECIAL FACTORS - Approval of the Reverse Stock Split by the Board of Directors and Stockholders" contained in Schedule 14C, at page 21. The determination of fairness by the Filing Persons is addressed in revised section "SPECIAL FACTORS
- Fairness of the Reverse Stock Split: Determination by the Principal Group and 'Filing Persons'" contained in Schedule 14C, at page 20.

4. Determination by the Principal Group and the "Filing Persons," page 19. The reports of the financial advisor are addressed in revised sections "SPECIAL FACTORS - Background of the Reverse Stock Split" and "SPECIAL FACTORS - Fairness of the Reverse Stock Split: Summary of Factors Reviewed to Determine Fairness of Fractional Share Purchase Price" contained in Schedule 14C, at pages 8-10 and pages 17-20, respectively.

         Your comment also refers to limitation language which is contained in the initial and the updated valuation reports and which is quoted as follows. "The report is intended for no other use, and is not to be copied or given to unauthorized persons without the direct written consent of HVA." Houlihan Valuation Advisors has consented to the Company's use of the valuation reports and the fairness opinion in the Company's filings with the Securities and Exchange Commission and to the Company making the valuation reports and the fairness opinion available to its shareholders in conjunction with the going private transaction. That consent is found in the fairness opinion, page 9, paragraph number 2 under "Limiting Conditions."

         The consent of Houlihan Valuation Advisors to the use of the fairness opinion in the Schedule 14C is contained in the revised last paragraph of section "SPECIAL FACTORS - Fairness of the Reverse Stock Split: Summary of Factors Reviewed to Determine Fairness of Fractional Share Purchase Price" contained in Schedule 14C, at page 20.

5. Closing Comment. A conforming acknowledgment is attached to this letter.

         This concludes the responses to the staff's comment letter on the Company's behalf. Any further questions or comments regarding this submission may be directed to the undersigned. Thank you for your assistance. We look forward to hearing from you.

                                                    Very truly yours,

                                                    SWENSEN & ANDERSEN PLLC


                                                    James G. Swensen, Jr.

JGS/wk
enclosure
cc:      Paul Rasmussen
         Andrew Lear

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

                             ITEC ATTRACTIONS, INC.
                      3562 Shepherd of the Hills Expressway
                             Branson, Missouri 65616

                                                 February 2, 2006

Ms. Abby Adams
Mail Stop: 3561
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 "F" Street, N.E.
Washington, D.C.  20549-0303

         Re:      ITEC Attractions, Inc.
                  Schedule 14C - Information Statement
                  Schedule 13E-3 - Transaction Statement

Dear Ms. Adams:

         Pursuant to your request in connection with a review of the above referenced filings, each of the undersigned hereby acknowledges the following:

         The Company and each of the undersigned is responsible for the adequacy and accuracy of the disclosure in the filings;

         Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do no foreclose the Commission from taking any action with respect to the filings; and

         Neither the Company nor any of the other filing persons may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Thank you for your assistance in the review of these filings.

                                      Respectfully,

                                      ITEC ATTRACTIONS, INC.

                                      /s/ Paul E. Rasmussen
                                      ---------------------
                                      Paul E. Rasmussen
                                      President and Chief Operating Officer

                                      /s/ PAUL M. BLUTO
                                      -----------------
                                      Paul M. Bluto, Other Filing Person

                                      /s/ L. ANN BLUTO
                                      ----------------
                                      L. Ann Bluto, Other Filing Person

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